August 4, 2009
Via EDGAR
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Oculus Innovative Sciences, Inc. Post-effective amendment on Form S-1 File No. 333-157776
Attention: Geoffrey Kruczek
Dear Mr. Kruczek,
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Oculus Innovative Sciences, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Post-Effective Amendment No. 2 to Form S-1, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 24, 2009 (the “Amendment”).
     The Amendment was intended to amend the Registration Statement on Form S-1 (Registration No. 333- 157776) filed with the Commission on March 24, 2009 (the “Original Registration Statement”). The withdrawal is being requested in accordance with a comment letter from the staff of the Commission, dated July 31, 2009, advising the Company to withdraw the Amendment and file a revised post-effective amendment. The Company confirms that no securities have been issued or sold under the Amendment. The Company desires to withdraw the Amendment only and not the Original Registration Statement.
     The Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Amendment as soon as possible. The Registrant intends to re-file an Amendment No. 2 to Registration Statement on Form S-1 amending the Original Registration Statement as soon as possible following such order.
     Please contact me or Amy Trombly of Trombly Business Law, counsel to the Registrant, at (617) 243-0060 with any questions.
Very truly yours,
OCULUS INNOVATIVE SCIENCES, INC.
By: /s/ Jim Schutz
Jim Schutz
Vice President